As filed with the Securities and Exchange Commission on September 28, 2001
                                                      Registration No. 333-64262
================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             -----------------------

                                 AMENDMENT NO. 1

                                       TO

                                    FORM S-3
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933

                             -----------------------

                              HOLLYWOOD MEDIA CORP.
             ------------------------------------------------------
             (Exact name of registrant as specified in its charter)
          Florida                                      65-0385686
---------------------------------         -------------------------------------
(State or other jurisdiction of           (IRS Employer Identification Number)
incorporation or organization)

   2255 Glades Road, Suite 237 West               Mitchell Rubenstein
      Boca Raton, Florida 33431                 Chief Executive Officer
            (561) 998-8000                       Hollywood Media Corp.
--------------------------------------      2255 Glades Road, Suite 237 West
   (Address, including zip code and            Boca Raton, Florida 33431
telephone number, including area code,        Telephone No. (561) 998-8000
 of registrant's principal executive          Facsimile No. (561) 998-2974
               offices)                   ----------------------------------
                                        (Name, address, including zip code, and
                                         telephone number, including area code,
                                                 of agent for service)

                          Copies of communications to:
                             W. Robert Shearer, Esq.
                         General Counsel and Senior Vice
                                    President
                        2255 Glades Road, Suite 237 West
                            Boca Raton, Florida 33431
                          Telephone No. (561) 998-8000
                               Facsimile No. (561)
                                    998-2974
                           ---------------------------
              Approximate date of commencement of proposed sale to
              the public: From time to time after this registration
                          statement becomes effective.
                           ---------------------------

         If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

         If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

         If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

         If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

         If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]


================================================================================

                         CALCULATION OF REGISTRATION FEE

                                                               Proposed Maximum         Proposed Maximum          Amount Of
         Title of Shares                   Amount To            Offering Price         Aggregate Offering        Registration
         To Be Registered              Be Registered(1)            Per Share                  Price                  Fee
-----------------------------------    ------------------     --------------------    ----------------------    ---------------
Common stock, par value $.01 per           3,439,226
     share

                                                                                      TOTAL FEE:                 $4,950.94(2)

-----------------------------------

(1) The registration statement also includes an indeterminate number of additional shares of common stock that may become offered, issuable or sold to prevent dilution resulting from stock splits, stock dividends and similar transactions, which are included pursuant to Rule 416 under the Securities Act of 1933, as amended (the "Securities Act").
(2)      This registration fee was previously paid.



================================================================================
The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.
================================================================================

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.


                 SUBJECT TO COMPLETION, DATED SEPTEMBER 28, 2001
PROSPECTUS
----------


                        3,439,226 Shares of Common Stock

                              HOLLYWOOD MEDIA CORP.


THE OFFERING:

         This prospectus relates to the resale of 3,439,226 shares of common stock, which consist of 1,287,787 shares of common stock currently outstanding and 2,151,439 shares of common stock issuable upon the exercise of warrants. All of these shares and warrants were issued and sold pursuant to private placements to the selling shareholders listed on page 16 of this prospectus. We are registering these shares of common stock pursuant to commitments to register the shares with the selling shareholders.

USE OF PROCEEDS:

         We will not receive any proceeds from the sale of the shares of common stock by the selling shareholders, other than payment of the exercise price of the warrants. The selling shareholders may sell the shares at prices determined by the prevailing market price for the shares or in negotiated transactions. The selling shareholders may also sell the shares to or with the assistance of broker-dealers who may receive compensation in excess of their customary commissions.

TRADING MARKET:


         Our common stock is quoted on the Nasdaq National Market under the symbol "HOLL." On September 27, 2001, the last reported sales price of our common stock on the Nasdaq National Market was $4.22 per share.


OFFERING EXPENSES:

         We will pay the expenses of registering the shares.

  You should carefully consider the "Risks of Investing in Our Shares" section beginning on page 7 of this prospectus.
--------------------------------------------------------------------------------

         These shares have not been approved by the Securities and Exchange Commission or any state securities commission nor have these organizations determined whether this prospectus is complete or accurate. Any representation to the contrary is a criminal offense.

         You should only rely on the information incorporated by reference or provided in this prospectus or any supplement. We have not authorized anyone else to provide you with different information. Our common stock is not being offered in any state where the offer or sale is not permitted. You should not assume that the information in this prospectus or any supplement is accurate as of any date other than the date on the front of those documents.


                The date of this prospectus is ___________, 2001

                                TABLE OF CONTENTS

                                                                          Page
                                                                          ----

ABOUT HOLLYWOOD MEDIA CORP..................................................3

RISKS OF INVESTING IN OUR SHARES............................................7

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS.......................16

PROCEEDS FROM SALE OF THE SHARES...........................................17

SELLING SHAREHOLDERS.......................................................17

HOW THE SHARES MAY BE DISTRIBUTED..........................................22

OUR CAPITAL STOCK..........................................................24

LEGAL OPINION..............................................................27

EXPERTS ...................................................................27

WHERE YOU CAN FIND MORE INFORMATION........................................27

                           ABOUT HOLLYWOOD MEDIA CORP.

         This is only a summary and does not contain all the information that may be important to you. You should read the more detailed information, including the financial statements and the related footnotes, incorporated by reference into this prospectus, as discussed in the "Where You Can Find More Information" section of this prospectus.

                                  Introduction


         We are an entertainment-focused media and Internet company that offers widely recognized brands and a broad collection of entertainment content data and related information in the industry, which we license to media and other companies including The New York Times, AOL Time Warner, Yahoo!, Sprint, AT&T Wireless, Verizon and others. Hollywood Media owns an extensive ticketing network and is engaged in the development and licensing of intellectual properties and licensing of books. Hollywood Media generates revenues through the business-to-business syndication of entertainment-related content, the sale of live theater tickets, the sale of advertising and from advances paid by publishers and royalties received from our library of book titles.

         The mailing address of our principal executive office is 2255 Glades Road, Suite 237W, Boca Raton, Florida 33431 and our telephone number is (561) 998-8000.


                  Businesses to Business Syndication Divisions


         CinemaSource. CinemaSource is the largest supplier of movie showtimes to the Internet as measured by market share and compiles movie showtimes for every movie theater in the United States and Canada, representing approximately 36,000 movie screens. Since its start in 1995, CinemaSource has substantially increased its operations and currently provides movie showtime listings to more than 200 newspapers, wireless companies, Internet sites, and other media outlets, including newspapers such as The New York Times and Newsday, Internet companies including AOL's Digital City, Yahoo!, Lycos, Excite, Ticketmaster/CitySearch, NBCi and wireless providers such as Sprint PCS, AT&T Wireless and Verizon.


         CinemaSource also syndicates entertainment news, movie reviews, and celebrity biographies. In addition to charging fixed amounts for the data that it provides to its customers, CinemaSource often shares in the advertising revenue generated by its customers in connection with the data.

         EventSource. We launched the EventSource business in mid-1999 as an expansion of the operations of CinemaSource. EventSource compiles and syndicates detailed information on community events in cities around the country, including concerts and live music, sporting events, festivals, fairs and live theater. EventSource entered into an agreement with AOL's Digital City in April 2000 to provide event listings for up to 200 cities nationwide. In addition to Digital City, other EventSource customers include the web sites of The New York Times and Knight Ridder.

         TheaterSource. We launched the TheaterSource business in mid-2000 as a further expansion of the operations of EventSource. TheaterSource compiles and syndicates a comprehensive database of theater productions and showtimes, covering shows on Broadway, off-Broadway, touring companies, community playhouses, and dinner theaters throughout North America and in London's West End theater district.

         ConcertSource. We launched this business in October 2000. ConcertSource offers extensive local listings of concerts and music-related events from major arenas to small local jazz clubs, including a complete listing of every performance from major touring groups to hometown bands. ConcertSouce currently covers concert and event listings for the top 60 markets in the United States and plans to expand its coverage to more than 200 markets throughout North America.


         Baseline. We own and operate Baseline, a business which includes a pay-per-use subscription web site (located at Baseline.hollywood.com) and various publications geared to movie studios, investment banks, news agencies, consulting firms and other professionals in the entertainment industry. We acquired Baseline from media analyst Paul Kagan. Based on its 15-year history, we believe the Baseline business maintains one of the most comprehensive movie and television-related databases. Baseline is a comprehensive database of information on over 67,000 films and television programs, as well as biographies on entertainment industry professionals. This rich, interactive database is accessible online to our subscribers and includes credits, synopses, reviews and box office statistics. Baseline continuously tracks production, distribution, and exhibition of feature films worldwide, including box office projections, budgets, and trends. Baseline customers include Bloomberg, Daily Variety, People Magazine, Lexis-Nexis, 20th Century Fox, DreamWorks, Paramount Pictures, Sony Pictures, MGM, Warner Bros., E! Entertainment Television, Boston Consulting Group and Booz, Allen, Hamilton.


                               Ticketing Divisions


         Theatre Direct International and Broadway.com. We acquired Theatre Direct International (TDI) as of September 15, 2000. Founded in 1990, TDI is a live theater marketing and sales agency serving over 40,000 domestic and international travel professionals, traveling consumers and New York-area theater patrons. TDI is a ticketing wholesaler to the travel industry that provides groups and individuals with access to theater tickets and knowledgeable service, covering shows on Broadway, long running shows off-Broadway, shows in London's West End theatre district and shows in Toronto. TDI sells tickets through an 800 toll-free number, via the Broadway.com web site and by fax. As a marketing agency, TDI represents 12 producers and 17 Broadway shows to the travel industry around the world. The 17 Broadway shows are Aida, Beauty and the Beast, Blast, Cabaret, Chicago, Contact, 42nd Street, Kiss Me Kate, Les Miserables, Mamma Mia!, Rent, Riverdance, The Full Monty, The Lion King, The Music Man, The Rocky Horror Show and The Phantom of the Opera. In addition, TDI's education division, Broadway Classroom, markets group tickets to schools across the country. TDI's offline ticketing service complements the online ticketing services available on Broadway.com. The combined companies provide live theater ticketing and related content for over 200 venues in multiple markets to a customer base consisting of over 40,000 travel agencies, tour operators, corporations and educational institutions, in addition to numerous newspapers and web sites.

         MovieTickets.com. MovieTickets.com, Inc., was launched in late May 2000. Hollywood Media Corp., owns approximately 30% of the equity of MovieTickets.com, Inc. MovieTickets.com entered into an agreement with Viacom Inc. effective August 2000 whereby Viacom acquired a five percent interest for $25 million of advertising and promotion over five years. MovieTickets.com is promoted through on-screen advertising in each participating exhibitor's movie screens and through the Viacom advertising and promotion. In March 2001, America Online Inc. purchased a 3% preferred equity interest in MovieTickets.com for $8.5 million in cash. In connection with that transaction, MovieTickets.com's ticket inventory will be promoted throughout America Online's interactive properties and ticket inventory of AOL's Moviefone will be featured on MovieTickets.com.

         MovieTickets.com's current participating exhibitors include AMC Entertainment Inc., National Amusements, Inc., Famous Players Inc., Hoyts Cinemas, Marcus Theaters, Muvico Entertainment and several regional exhibitors. These exhibitors operate theaters located in all of the top 20 markets and approximately 70% of the top 50 markets in the United States and Canada and represent approximately 50% of the top 100 grossing theaters in North America. AMC Entertainment Inc. is the largest movie theater operator in the United States based on box office sales and Famous Players generates approximately half of all box office sales in Canada. The MovieTickets.com web site allows users to purchase movie tickets and retrieve them at "will call" windows or kiosks at theaters. The web site also features bar coded tickets that can be printed at home and presented directly to the ticket taker at the theater. The web site contains movie content from Hollywood Media's various divisions for all current and future release movies, movie reviews and synopses, digitized movie trailers and photos, and box office results. The web site generates revenues from service fees charged to users for the purchase of tickets and the sale of advertising.

                               Internet Divisions

         Hollywood.com. Hollywood.com is a premier entertainment related web site featuring over one million pages of in-depth movie, television and other entertainment content, including movie descriptions and reviews, digitized movie trailers and photos, movie showtimes listings, entertainment news, box office results, interactive games, movie soundtracks, television listings, concert information, celebrity profiles and biographies, comprehensive coverage of entertainment awards shows and film festivals and exclusive video coverage of movie premieres.

         We sell banner advertising and sponsorships on Hollywood.com through relationships with advertising rep. firms and through an internal sales staff. Some of our recent advertisers include BMW, General Motors, Universal Studios, Proctor & Gamble, Visa, IBM, Diet Coke, New Line Cinema, MGM, US Army, Sprint, AT&T, The Food Network, Ben & Jerry's Ice Cream, Microsoft, People Magazine, Verizon, Purina, Fox, and Warner Bros.

         We promote the Hollywood.com web site through our strategic relationships with Viacom Inc. and the National Association of Theatre Owners ("NATO"). Through exclusive contracts with NATO and over 85 of its member theater exhibitors, we promote the Hollywood.com web site to movie audiences by airing trailers about Hollywood.com before feature films that play in participating theaters and by displaying posters and other promotional materials in those theaters. In exchange, we develop and maintain web sites for many of the theater exhibitors that feature their movie showtimes.

         In January 2000, we entered into a strategic, seven-year relationship with Viacom Inc. that provides for extensive promotion of the Hollywood.com and Broadway.com web sites. Viacom has agreed to provide Hollywood.com and Broadway.com with $105 million of promotion across its full range of CBS and Infinity media properties, including the CBS television network, CBS owned and operated television stations, CBS cable networks, Infinity Broadcasting Corporation's radio stations and outdoor billboards and CBS syndicated television and radio programs. The promotion provided by Viacom is valued based upon the average price charged by Viacom for similar promotions during the applicable time period. To supplement our internal sales efforts, we also have the right to reallocate a portion of each year's promotional budget and require Viacom to sell up to $1.5 million of advertising on the Hollywood.com and Broadway.com web site. Viacom has agreed to include the Hollywood.com web site in all advertising sale programs and presentations that are appropriate for the sale of advertising on the web site. We will pay an 8% commission on any additional advertising revenues generated by Viacom for us in excess of the $1.5 million guaranteed amount selected by us each year.

         We have entered into and are pursuing several strategic relationships geared toward leveraging the Hollywood.com brand internationally. We entered into an agreement with America Online Latin America, Inc. in late 1999 pursuant to which we agreed to launch Portuguese and Spanish versions of the Hollywood.com web site to be promoted on AOL in countries throughout Latin America. We launched the br.hollywood.com Portuguese-language web site in Brazil in November 1999 and the mx.hollywood.com and ar.hollywood.com Spanish-language web site in Mexico and Argentina in May 2000. These web sites are tailored to the local movie-going audience and feature much of the same content that is on Hollywood.com, including daily entertainment news, movie descriptions and reviews, movie previews, movie soundtracks, celebrity profiles and biographies and interactive games. Each of these web sites are featured and promoted on the entertainment channels of both AOL Latin America and El Sitio.com, a Latin American-based Internet portal.

         Broadway.com. We launched Broadway.com on May 1, 2000. Broadway.com features the ability to purchase Broadway, off-Broadway and West End theater tickets online (See - Ticketing Divisions); theater showtimes for virtually all professional live theater venues in the U.S. as well as London's West End and hundreds of college and local live theater venues; the latest theater news; interviews with stage actors and playwrights; opening-night coverage; original theater reviews; and video excerpts from selected shows. Broadway.com also offers current box office results, show synopses, cast and crew credits and biographies, digitized show previews, digitized showtunes, and an in-depth Tony Awards(R) area. Broadway.com generates revenue from ticket sales, advertising sales, and syndication of its content to other Internet companies.

                        Intellectual Properties Business

         Intellectual Properties. Our intellectual properties division owns the exclusive rights to intellectual properties, which are complete stories and ideas for stories, created by best-selling authors and media celebrities. Some examples of our intellectual properties are Anne McCaffrey's Acorna the Unicorn Girl, Leonard Nimoy's Primortals, and Mickey Spillane's Mike Danger. We license rights to our intellectual properties to companies such as book publishers, film and television studios, multi-media software companies and producers of other products. These licensees develop books, television series and other products based on the intellectual properties licensed from us. We generally obtain the exclusive rights to the intellectual properties and the right to use the creator's name in the titles of the intellectual properties (e.g., Mickey Spillane's Mike Danger and Leonard Nimoy's Primortals).


         NetCo Partners. In June 1995, Hollywood Media and C.P. Group Inc. ("C.P. Group"), entered into an agreement to form NetCo Partners. NetCo Partners is engaged in the development and licensing of Tom Clancy's NetForce.

         Hollywood Media and C.P. Group are each 50% partners in NetCo Partners. Tom Clancy is a shareholder of C.P. Group. At the inception of the partnership, C.P. Group contributed to NetCo Partners all rights to Tom Clancy's NetForce, and Hollywood Media contributed to NetCo Partners all rights to Tad Williams' MirrorWorld, Arthur C. Clarke's Worlds of Alexander, Neil Gaiman's Lifers, and Anne McCaffrey's Saraband. NetCo Partners owns Tom Clancy's NetForce which was licensed to Putnam Berkley for a series of mass market paperbacks and to ABC Television for a television mini-series and video distribution in accordance with the terms of the partnership agreement and the other properties have reverted back to Hollywood Media.


         Book Development and Book Licensing. Our intellectual properties division also includes a book development and book licensing operation through our 51% owned subsidiary, Tekno Books, that develops and executes book projects, typically with best-selling authors. Tekno Books has worked with approximately 50 New York Times best-selling authors, including Tom Clancy, Jonathan Kellerman, Dean Koontz, Tony Hillerman, Robert Ludlum and Scott Turow, and numerous media celebrities, including David Copperfield, Louis Rukeyser and Willard Scott. Our intellectual properties division has licensed books for publication with more than 60 book publishers, including HarperCollins, Bantam Doubleday Dell, Random House, Simon & Schuster, Penguin Putnum and Warner Books. The book development and book licensing division has a library of more than 1,200 books. The Chief Executive Officer of Tekno Books, Dr. Martin H. Greenberg, is also a director of Hollywood Media and owner of the remaining 49% interest in Tekno Books.

         Tekno Books also owns a 50% interest in Mystery Scene Magazine, a trade journal of the mystery genre of which Dr. Greenberg is co-publisher. During 1995, Hollywood Media directly acquired an additional 25% interest in the magazine.


                        RISKS OF INVESTING IN OUR SHARES

         The shares offered are speculative and involve a high degree of risk. You should carefully consider the following matters, as well as the other information in this prospectus, before investing.

         We have a history of losses and an accumulated deficit. We anticipate further losses in the future and our operating results could fluctuate significantly on a quarterly and annual basis.


         We have incurred significant losses since we began doing business. In the years ended December 31, 2000, 1999 and 1998 we had net losses of approximately $51.8, $24.7 and $10.7 million, respectively. In the six months ended June 30, 2001, we had a net loss of $16.5 million. As of June 30, 2001, we had an accumulated deficit of approximately $129.3 million. We expect to incur additional losses during the next several years while we continue to grow our businesses. Our future success will depend on the continued growth in the use of the Internet in general and our web sites and services in particular and our ability to generate ticketing, advertising and syndication revenues.


         In addition, our Internet and ticketing operating results may fluctuate significantly in the future as a result of a variety of factors, including:


         o our ability to maintain and increase levels of traffic on our web sites;
         o our ability to sell advertisements to be displayed on our web sites;
         o seasonal trends in Internet usage and Internet sales and advertising placements;
         o seasonal variations in the demand for Broadway tickets and resulting variations in our revenue from Broadway ticket sales;
         o the possibility of decreased demand for our syndicated content as a result of decreases in the number of content-oriented web sites and general downturns in the Internet industry
         o our ability to enter into or renew strategic relationships and agreements with popular media and entertainment organizations, web sites and media celebrities;
         o the amount and timing of our marketing expenditures and other costs relating to the expansion of our operations;

         o new products, web sites or Internet services introduced by us or our competitors and;
         o technical difficulties, security concerns or system downtime affecting the Internet generally or the operation of our web sites in particular.


         As a result, our operating results for any particular period may not accurately predict our future operating results.

         We may not be able to compete successfully.


         Internet Businesses. The market for Internet services and products is relatively new, intensely competitive and rapidly changing. The number of web sites on the Internet competing for consumers' attention and spending has proliferated and we expect that competition will continue to intensify. Competition could result in less user traffic to our web sites, price reductions for content that we syndicate and advertising that we offer, a decline in product sales, reduced margins or loss of market share, any of which could cause a material decrease in our revenues. We compete, directly and indirectly, for advertisers, viewers, members and content providers with the following categories of companies:


         o online services or web sites targeted to entertainment enthusiasts, particularly moviegoers and theatergoers, such as Film.com, IMDb.com and Playbill.com;
         o publishers and distributors of traditional off-line media, such as television, radio and print, including those targeted to movie enthusiasts, many of which have established or may establish web sites, such as Eonline.com;
         o traditional movie and entertainment organizations and vendors of entertainment merchandise and products, including conventional retail stores and catalog retailers, many of which have established web sites, including Disney and Warner Brothers;
         o        general purpose consumer online services such as AOL, Yahoo!
                  and Microsoft Network, each of which provides access to movie-related information and services; and
         o web search and retrieval and other online services, such as Excite, Lycos and Yahoo! and other high-traffic web sites.

         We believe that the principal competitive factors in attracting and retaining users are the depth, breadth and timeliness of content, the ability to offer compelling and entertaining content and brand recognition. Other important factors in attracting and retaining users include ease of use, service quality and cost. We believe that the principal competitive factor in attracting and retaining advertisers include the number of users of our web site, the demographics of our users, price and the creative implementation of advertisement placements and sponsorship promotions. There can be no assurance that we will be able to compete favorably with respect to these factors.


         Based on our review of publicly available documents, we believe some of our existing competitors, as well as potential new competitors, have longer operating histories, significantly greater financial, technical and marketing resources, greater name recognition and substantially larger user bases than we do and, therefore, have significantly greater ability to attract advertisers and users. In addition, many of these competitors may be able to respond more quickly than us to new or emerging technologies and changes in Internet user requirements and to devote greater resources than us to the development, promotion and sale of their services. There can be no assurance that our current or potential competitors will not develop products and services comparable or superior to those developed by us or adapt more quickly than us to new technologies, evolving industry trends or changing Internet user preferences. Increased competition could result in price reductions, reduced margins or loss of market share, any of which would result in a decrease in our revenues. In addition, as we expand internationally, we will face new competition. There can be no assurance that we will be able to compete successfully against current and future competitors, or that competitive pressures faced by us would not impair our ability to expand our operations or grow our revenues.

                  Ticketing Businesses. The market for Internet and wireless ticketing services and products is relatively new, intensely competitive and rapidly changing. The number of telephone services, online services, wireless services and web sites competing for consumers' attention and spending has proliferated and we expect that competition will continue to intensify. We compete, directly and indirectly, for customers, advertisers, members and content providers with the following categories of companies:


         o telephone services, wireless services and web sites targeted to entertainment enthusiasts, moviegoers, theatergoers and other eventgoers, which feature directories of movies, shows, events, showtimes, theater and event locations and related content, and also allow users to purchase tickets; and
         o travel agents and other traditional ticketing organizations, companies, agents and brokers.


                  Intellectual Properties and Book Development and Licensing Businesses. Numerous companies and individuals are engaged in the book development business. We also compete with a large number of companies that license characters and properties into film, television, books and merchandise. Competition in these businesses is largely based on the number and quality of relationships that we are able to develop with authors and celebrities. There can be no assurance that our current or future competitors will not be successful in developing relationships with authors and celebrities with whom we have previously had relationships. Our revenues will decrease if we are unable to maintain these relationships or develop new relationships.


         We may require additional capital to finance our operations and there can be no assurance that additional financing will be available


         We have required substantial financing to fund our acquisitions and growth since our inception. We may continue to require additional financing for marketing and promotional activities, to fund our growth plan and for working capital. Our current operating plans and assumptions indicate that anticipated cash flows when combined with cash on hand and other potential sources of capital will be enough to meet our working capital requirements for the next twelve months. If plans change or our assumptions prove to be inaccurate, we may need to seek further financing or curtail our operations. The actual amount and timing of our future capital requirements may differ materially from our estimates as a result of, among other things, decreases in revenue from advertising sales compared to our projections, the possibility that we acquire new businesses that generate cash losses, and unanticipated capital expenditures to maintain and improve our web sites and other operations. Our long-term financial success depends on our ability to generate enough revenue to offset operating expenses. To the extent we do not generate sufficient revenues to offset expenses we will require further financing to fund our ongoing operations. We cannot assure you that any additional financing will be available or if available, that it will be on favorable terms.


         We may not be able to successfully protect our trademarks and proprietary rights.

                  Internet Businesses. We own trademark registrations in the United States for ALL ABOUT MOVIES, HOLLYWOOD ONLINE, MOVIETUNES, THE GOLDEN

HITCH, GIVING TRAILERS THE RESPECT THEY DESERVE and ISN'T IT TIME YOU WENT HOLLYWOOD! and in a number of foreign countries for HOLLYWOOD ONLINE. We have filed trademark applications in the United States and in foreign countries for the marks HOLLYWOOD MEDIA CORP., HOLLYWOOD.COM, MOVIETUNES.COM, BROADWAY.COM and the slogans ON STAGE! ONLINE, and WHERE MOVIEGOERS GO.


         Our performance and ability to compete are dependent to a significant degree on our internally developed and licensed content and technology. We rely on a combination of copyright, trademark and trade secret laws, confidentiality and nondisclosure agreements with our employees and with third parties and contractual provisions to establish and maintain our proprietary rights. There can be no assurance that the steps taken by us to protect our proprietary rights will be adequate, or that third parties will not infringe upon or misappropriate our copyrights, trademarks, service marks and similar proprietary rights. In addition, effective copyright and trademark protection may be unenforceable or limited in certain foreign countries. In the future, litigation may be necessary to enforce and protect our trademarks, service marks, trade secrets, copyrights and other intellectual property rights. Any such litigation would be costly and could divert management's attention from other more productive activities. Adverse determinations in such litigation could result in the loss of certain of our proprietary rights, subject us to significant liabilities, require us to seek licenses from third parties, or prevent us from selling our services, any one of which could adversely affect our ability to operate our business in it current form.

         There can be no assurance that third parties will not bring copyright or trademark infringement claims against us, or claim that our use of certain technology violates a patent. Even if these claims are not meritorious, they could be costly and could divert management's attention from other more productive activities. If it is determined that we have infringed upon or misappropriated a third party's proprietary rights, there can be no assurance that any necessary licenses or rights could be obtained on terms satisfactory to us, if at all. The inability to obtain any required license on satisfactory terms could adversely affect our ability to operate our business in its current form. If our competitors prepare and file applications that claim trademarks owned or registered by us, we may oppose these applications and have to participate in administrative proceedings to determine priority of right in the trademark, which could result in substantial costs to us, even if the eventual outcome is favorable to us. An adverse outcome could require us to license disputed rights from third parties or to cease using such trademarks. In addition, inasmuch as we license a substantial portion of our content from third parties, our exposure to copyright infringement or right of privacy or publicity actions may increase; because we must rely upon such third parties for information as to the origin and ownership of such licensed content. We generally obtain representations as to the origins, ownership and right to use such licensed content and generally obtain indemnification to cover any breach of any such representations; however, there can be no assurance that such representations will be accurate or that such indemnification will provide adequate compensation for any breach of such representation. There can be no assurance that the outcome of any litigation between such licensors and a third party or between us and a third party will not lead to royalty obligations for which we are not indemnified or for which such indemnification is insufficient, or that we will be able to obtain any additional license on commercially reasonable terms if at all.


         In 1999 we obtained a federal trademark registration for the name HOLLYWOOD ONLINE and in 1998 we obtained a federal trademark registration for the name BIG ENTERTAINMENT. In December 2000 we changed our corporate name and primary branding to HOLLYWOOD MEDIA CORP. We have filed a number of United States trademark applications for HOLLYWOOD MEDIA CORP., HOLLYWOOD.COM,

BROADWAY.COM and variants thereof, and foreign trademark applications for HOLLYWOOD.COM. There can be no assurance that we will be able to secure adequate protection for these names or other trademarks in the United States or in foreign countries. If we obtain registration of those trademarks, we may not be able to prevent our competitors from using different trademarks that contain the words "Hollywood" or "Broadway." Many countries have a "first-to-file" trademark registration system; and thus we may be prevented from registering our marks in certain countries if third parties have previously filed applications to register or have registered the same or similar marks. It is possible that our competitors or others will adopt product or service names similar to ours, thereby impeding our ability to build brand identity and possible leading to customer confusion. Our inability to protect our HOLLYWOOD.COM and BROADWAY.COM marks and other marks adequately could impair our ability to maintain and expand our core brands and thus adversely affect our ability to generate revenue from these brands.

                  Intellectual Properties Business. Hollywood Media has applied for trademark and copyright protection for each of its major intellectual property titles and featured characters. Hollywood Media (including Netco Partners) currently has approximately 46 U.S. registered trademarks and approximately seven trademark applications are pending related to this business. As Hollywood Media's properties are developed, Hollywood Media intends to apply for further trademark and copyright protection in the United States and certain foreign countries.


         Copyright protection in the United States on new publications of works for hire extend for a term of 95 years from the date of initial publication or 120 years from the year of creation, whichever expires first. Trademark registration in the United States extends for a period of ten years following the date of registration. To maintain the registration, affidavits must be filed between the fifth and sixth years following the registration date affirming that the trademark is still in use in commerce and providing evidence of such use. The trademark registration must be renewed prior to the expiration of the ten-year period following the date of registration.

         We must manage our growth in order to achieve the desired results.

         We have significantly expanded our Internet and ticketing operations over the past two years through our acquisitions of the businesses of hollywood.com, Inc., CinemaSource, Inc., Baseline II, Inc., BroadwayTheater.com, Inc. and Theatre Direct NY, Inc. and through the launch of Broadway.com, MovieTickets.com and our Portuguese and Spanish-language sites in Brazil, Argentina and Mexico. We plan to continue to expand our operations and market presence by entering into joint ventures, acquisitions, business combinations, investments, or other strategic alliances. These transactions create risks such as:


         o difficulty assimilating the operations, technology and personnel of the combined companies;
         o disruption of our ongoing businesses due to the resources needed to complete these transactions;
         o increased marketing and advertising expenses to promote new ventures;
         o        problems retaining key technical and managerial personnel;
         o        the availability of financing to make acquisitions;
         o expenses associated with amortization of goodwill and other purchased intangible assets;
         o additional operating losses and expenses of acquired businesses; and
         o the inability to maintain relationships with the customers or other business partners of acquired businesses.

         We may not succeed in addressing these risks if we do not adequately increase our management, operational and financial resources and systems. To the extent that we are unable to identify and successfully integrate future ventures into our operations, our growth strategy may not be successful and our stock price could be adversely impacted.

         We are dependent on our ability to develop strategic relationships with media and entertainment organizations and best-selling authors.

         The success of our Internet operations is dependent in part on our ability to enter into and renew strategic relationships and agreements with media and entertainment organizations. Our intellectual property division is dependent on our ability to identify, attract and retain best-selling authors and media celebrities who create our intellectual properties. Our business could be harmed by the loss of the services of Dr. Martin H. Greenberg, who has been primarily responsible for developing relationships with the best-selling authors who create our intellectual properties. Dr. Greenberg owns the remaining 49% interest in Tekno Books through which the Company operates its intellectual properties division, but he is not subject to an employment agreement with Tekno Books. Although many of the authors with whom we have relationships are bound to multiple book contracts, our ability to renew these contracts or enter into contracts with new authors would be impaired without the services of Dr. Greenberg.


         Our operations could be negatively impacted by systems interruptions.

         The hardware and software used in our Internet and ticketing operations, or that of our affiliates, could be damaged by fire, floods, earthquakes, power loss, telecommunications failures, break-ins and similar events. Our web sites could also be affected by computer viruses, electronic break-ins or other similar disruptive problems. These system problems could affect our business. Insurance may not adequately compensate us for any losses that may occur due to any failures or interruptions in systems. We do not currently have a formal system disaster recovery plan. General Internet traffic interruptions or delays could also harm our business. As with Internet web sites in general, our web sites may experience slower response times or decreased traffic for a variety of reasons. Additionally, online service providers have experienced significant outages in the past, and could experience outages, delays and other difficulties due to system failures unrelated to our systems. To the extent our services are disrupted, we could lose users of our web sites and our ticketing and advertising revenues could decline.

         We are subject to additional security risks by doing business over the Internet.


         A significant obstacle to consumer acceptance of electronic commerce over the Internet has been the need for secure transmission of confidential information in transaction processing. Internet usage could decline if any well-publicized compromise of security occurred. We may incur additional costs to protect against the threat of security breaches or to alleviate problems caused by these breaches. If a third person were able to misappropriate our users' personal information or credit card information, we could be held liable for failure to adequately protect such information and subject to monetary damages to the extent our users suffer financial losses or other harm as a result thereof.


         We may not be able to adapt as Internet technologies and customer expectations continue to evolve.

         To be successful, we must adapt to rapidly changing Internet technologies by continually enhancing our web sites and ticketing services and introducing new services to address our customers' changing expectations. We must evaluate and implement new technologies that are available in the marketplace or risk that our customers will not continue using our services. Examples of new technologies that we are currently evaluating include those related to streaming and downloading of audio and video content on our web sites, delivery of content over wireless devices and the convergence of cable television, satellite and Internet services and delivery systems. We could incur substantial costs if we need to modify our services or infrastructure in order to adapt to changes affecting providers of content and services through the Internet. Our customer base and thus our revenues could decrease if we cannot adapt to these changes.


         Government regulation of the Internet could impact our business.


         The application of existing laws and regulations to our business relating to issues such as user privacy, pricing, taxation, content, sweepstakes, copyrights, trademarks, advertising, and the characteristics and quality of our products and services can be unclear. We also may be subject to new laws and regulations related to our business. Although we endeavor to comply with all applicable laws and regulations and believe that we are in compliance, because of the uncertainty of existing laws and the possibility that new laws may be adopted, there is a risk that we will not be in full compliance.

         Several recently passed federal laws could have an impact on our business. The Digital Millennium Copyright Act establishes binding rules that clarify and strengthen protection for copyrighted works in digital form, including works used via the Internet and other computer networks. The Child Online Protection Act is intended to restrict the distribution of certain materials deemed harmful to children. The Children's Online Privacy Protection Act of 1998 protects the privacy of children using the Internet, by requiring, among other things, (1) that in certain specific instances the operator of a web site must obtain parental consent before collecting, using or disclosing personal information from children under the age of 13, (2) the operator of a web site to make certain disclosures and notices on the web site or online service regarding the collection, use or disclosure of such personal information, and (iii) the operator of a web site or online service to establish and maintain reasonable procedures to protect the confidentiality, security and integrity of personal information collected from children under the age of 13. Compliance with these laws will subject our business to additional costs and failure to comply could expose our business to liability.


         We may not be able to acquire or maintain effective web addresses.

         We hold rights to more than 150 web domain names, including hollywood.com, hollywood.net, broadway.com, broadway.net, musicsite.com, showtimes.com, theater.com, allaboutmovies.com, cableguide.com, cablesite.com, cdguide.com, cdsite.com, cinemasite.com, eguide.com, esites.com, filmpick.com, moviecritics.com, movieguide.com, moviepeople.com and moviesite.com. Governmental agencies typically regulate domain names. These regulations are subject to change. We may not be able to acquire or maintain appropriate domain names in all countries in which we plan to do business. Furthermore, regulations governing domain names may not protect our trademarks and similar proprietary rights. We may be unable to prevent third parties from acquiring domain names that are similar to, infringe upon or diminish the value of our trademarks and other proprietary rights. In addition, we may not be able to secure the rights to appropriate domains using new top level domains that are developed and marketed from time to time, such as ".cc."

         We are dependent on Mitchell Rubenstein and Laurie S. Silvers, our founders.


         Mitchell Rubenstein, our Chairman of the Board and Chief Executive Officer, and Laurie S. Silvers, our Vice Chairman, President and Secretary, have been primarily responsible for our organization and development. The loss of the services of either of these individuals would hurt our business. If either of these individuals were to leave the Company unexpectedly, we could face substantial difficulty in hiring qualified successors and could experience a loss in productivity while any successor obtains the necessary training and experience. The employment agreements between Hollywood Media and each of these individuals provide, among other things, that if we terminate either of their agreements without "cause," we will have also terminated the other's agreement without "cause."

         Our future success will be dependent upon our ability to attract and retain qualified and creative key management personnel. The competition for qualified personnel in our industry and the limited availability of qualified individuals could make it difficult for us to attract and retain qualified personnel. If we do not succeed in attracting new personnel, or retaining and motivating existing personnel, our business will be adversely affected.


         Viacom Inc. beneficially owns approximately 31% of our common stock and its interests may differ from yours.

         Viacom Inc.'s significant equity interest in us and other rights we have granted to Viacom could delay or prevent a merger or other transaction involving a change of control of us that could be beneficial to you. Viacom beneficially owns approximately 31% of our outstanding common stock. Viacom also currently has the right to nominate two individuals for election to our board of directors. If we issue common stock or securities convertible into common stock in the future, Viacom will, with some exceptions, have the right to purchase for cash securities from us so it can maintain its percentage ownership. As a result of its equity interest in us and its right to nominate individuals for election to our board, Viacom may be able to influence our management and affairs.

         The accounting treatment of Viacom Inc.'s investment in us will result in future non-cash expenses on our income statement.


         Viacom Inc.'s commitment to provide $105.5 million of advertising, promotion and content for our Hollywood.com and Broadway.com web sites is recorded as an asset on our balance sheet. The asset was recorded on our books at approximately $137 million, the fair market value of the common stock and warrants issued to Viacom in exchange for the $105.5 million of advertising and $10.8 million in cash. As we receive the advertising, promotion and content from Viacom over the seven-year term of the agreements, we will record a non-cash expense on our income statement in an amount equal to the value paid for the advertising, promotion and content received. We currently expect to record an expense of approximately $18.8 million per year to reflect the value of the advertising, promotion and content expected to be received each year during the seven-year term. This expense will result in a net loss to us to the extent our revenues do not increase by an amount at least equal to the amount of the expense.

         Our stock price is volatile.


         The trading price of our common stock has and may continue to fluctuate significantly. During the 12 months ended August 31, 2001, the trading price for our common stock on the Nasdaq Stock Market has ranged from $3.00 to $8.750 per share. Our stock price may fluctuate in response to a number of events and factors, such as our quarterly operating results, announcements of new products or services, announcements of mergers, acquisitions, strategic alliances, or divestitures and other factors, including similar announcements by other companies that investors may consider to be comparable to us. In addition, the stock market in general, and the market prices for Internet-related companies in particular, have experienced extreme volatility that often has been unrelated to the operating performance of the companies. These broad market and industry fluctuations may adversely affect the price of our stock, regardless of our operating performance.


         Our stock price may be hurt if the number of investors seeking to sell shares of our common stock in the public market increases.


         As of August 1, 2001, approximately 14 million shares of our common stock, representing approximately 50% of our outstanding shares of common stock, constituted "restricted securities" as defined in Rule 144 under the Securities Act. Most of these shares are subject to agreements with Hollywood Media permitting the holders thereof to demand that Hollywood Media register the shares for resale under the Securities Act. This will permit the sale of registered shares of common stock in the open market or in privately negotiated transactions without compliance with the requirements of Rule 144. We are unable to estimate the amount, timing or nature of future sales of outstanding common stock. Sales of substantial amounts of our common stock in the public market could adversely affect the market price for our common stock. In addition, a decline in the price of our common stock would likely impede our ability to raise capital through the issuance of additional shares of common stock or other equity securities.


         Our common stock price may be hurt by the effects of outstanding options, warrants and convertible securities.


         As of August 1, 2001, we had options and warrants outstanding for the purchase of an aggregate of approximately 5.5 million shares of our common stock with an average exercise price of $10.80 per share, and we plan to issue additional options from time to time to our employees and directors. Exercise of these options or warrants will cause dilution to existing shareholders. As long as these options and warrants remain unexercised or are not converted, the terms under which we can obtain additional capital may be adversely affected. Moreover, the holders of the options and warrants may exercise or convert them at a time when we are attempting to obtain needed capital by a new offering of our securities on terms more favorable than those provided by these securities.

         In connection with our financing in May 2001, we issued adjustment warrants to Viacom Inc., Societe Generale and Velocity Investment Partners Ltd. If at the conclusion of any of four adjustment periods specified in the warrants, the average of the ten lowest closing sale prices of the common stock during twenty consecutive days of the adjustment period is below $5.19, Hollywood Media will be obligated to issue additional shares to the investors for no consideration. For example, if the average price was $4.50 during any adjustment period, Hollywood Media would issue a total of 165,733 additional shares of common stock to the investors under the warrants.

         Any issuance of shares pursuant to the adjustment warrants will cause dilution to existing shareholders. The maximum number of shares issuable under the warrants is 1,537,380, which number of shares would only be issuable if the average price of the common stock was $2.15 or less during any adjustment period. The perceived risk of dilution or actual dilution caused by the adjustment warrants may cause our stockholders to sell their shares. In addition, all of the shares of common stock issuable pursuant to the adjustment warrants have been registered under the Securities Act and when issued will be freely tradeable without restriction. The future sale of a substantial number of shares of our common stock may have an adverse impact on the market price of our common stock.


         Additionally, our board of directors may, without shareholder approval, issue additional shares of preferred stock with dividend, liquidation, conversion, voting or other rights that could adversely affect the voting power or other rights of the holders of our common stock.


              CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

         Certain statements in this prospectus or that are otherwise made by us or on our behalf about our financial condition, results of operations and business constitute "forward-looking statements," within the meaning of federal securities laws. Hollywood Media cautions readers that certain important factors may affect Hollywood Media's actual results, levels of activity, performance or achievements and could cause such actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements anticipated, expressed or implied by any forward-looking statements that may be deemed to have been made in this prospectus or that are otherwise made by or on behalf of Hollywood Media. For this purpose, any statements contained in this prospectus that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the generality of the foregoing, "forward-looking statements" are typically phrased using words such as "may," "will," "should," "expect," "believe," "anticipate," "intend," "could," "estimate," "pro forma" or "continue" or the negative variations thereof or similar expressions or comparable terminology. Factors that may affect Hollywood Media's results include, but are not limited to, our continuing operating losses, negative cash flows from operations and accumulated deficit, our limited operating history, the need for additional capital to finance our operations, the need to manage our growth and integrate new businesses into Hollywood Media, our ability to develop strategic relationships, our ability to compete with other Internet companies, technology risks and the general risk of doing business over the Internet, future government regulation, dependence on our founders, the interests of our largest shareholder, Viacom Inc., and accounting considerations related to our strategic alliance with Viacom Inc. Hollywood Media is also subject to other risks detailed herein, including those risk factors discussed in the "Risks of Investing in Our Shares" section as well as those discussed elsewhere in this prospectus or detailed from time to time in Hollywood Media's filings with the Securities and Exchange Commission.

         Because these forward-looking statements are subject to risks and uncertainties, we caution you not to place undue reliance on these statements, which speak only as of the date of this prospectus. We do not undertake any responsibility to review or confirm analysts' expectations or estimates or to release publicly any revisions to these forward-looking statements to take into account events or circumstances that occur after the date of this prospectus. As a result of the foregoing and other factors, no assurance can be given as to the future results, levels of activity or achievements and neither us nor any other person assumes responsibility for the accuracy and completeness of such statements.

                        PROCEEDS FROM SALE OF THE SHARES


         We will receive no proceeds from the sale of any of or all of the shares being offered by the selling shareholders under this prospectus. We will receive an amount ranging from $2,769,406 to $3,954,540 upon the exercise of the warrants, if exercised, for which we are registering the underlying shares of common stock. We estimate we will spend approximately $160,000 in registering the offered shares.


                              SELLING SHAREHOLDERS

         We are registering all 3,439,226 shares covered by this prospectus on behalf of the selling shareholders named in the table below. We issued all of the shares and the warrants exercisable for shares to the selling shareholders in private placement transactions. We have registered the shares to permit the selling shareholders and their respective pledgees, donees, transferees or other successors-in-interest that receive their shares from a selling shareholder as a gift, partnership distribution or other non-sale related transfer after the date of this prospectus to resell the shares when they deem appropriate.


         The following table sets forth certain information with respect to the beneficial ownership of our common stock by the selling shareholders as of the date of this prospectus.

                                                    Ownership of Common             Number of            Ownership of Common
                                                   Stock Before Offering          Shares Being           Stock After Offering
                                                   ---------------------                                 --------------------
           Selling Shareholders                   Number        Percentage           Offered           Number        Percentage
--------------------------------------------      ------        ----------           -------           ------        ----------
Viacom Inc.(4)..........................        8,863,572(1)        31.3%            912,649(1)      7,950,923          29.5%

Societe Generale........................        1,508,944(2)         3.2%          1,508,944(2)              -            -

Velocity Investment Partners Ltd.(5)              935,133(3)         2.0%            935,133(3)              -            -

ZCM Asset Holding Company
(Bermuda) Limited.......................           47,500             *               47,500                 -            -

KA Investments LDC(6)...................           35,000             *               35,000                 -            -

-------------------------
*Less than 1%.


(1)    Represents (i) 8,161,348 shares of common stock that are held directly,
       (ii) 100,000 shares of common stock issuable under a currently exercisable warrant, and (iii) 162,973 shares of common stock that are issuable upon exercise of a series A warrant having an exercise price of $6.44 per share. The aggregate number (but not the percentage ownership) also includes up to 439,251 shares of common stock that are not currently issuable but may be issuable in the future upon exercise of a series B adjustment warrant.


(2)    Represents (i) 576,504 shares of common stock that are held directly, and
       (ii) 273,562 shares of common stock that are issuable upon exercise of a series A warrant having an exercise price of $6.44 per share. The aggregate number (but not the percentage ownership) also includes up to 658,878 shares of common stock that are not currently issuable but may be issuable in the future upon exercise of a series B adjustment warrant. The series A warrant and series B adjustment warrant issued to Societe Generale prohibit it from beneficially owning more than 4.9% of our common stock at any time.


(3)    Represents (i) 318,358 shares of common stock that are held directly, and
       (ii) 177,524 shares of common stock that are issuable upon exercise of a series A warrant having an exercise price of $6.44 per share. The aggregate number (but not the percentage ownership) also includes up to 439,251 shares of common stock that are not currently issuable but may be issuable in the future upon exercise of a series B adjustment warrant. The series A warrant and series B adjustment warrant issued to Velocity

       Investment Partners Ltd. prohibit it from beneficially owning more than 4.9% of our common stock at any time.

(4) This information is based on a Schedule 13D, filed with the Securities and Exchange Commission on May 15, 2000, which was jointly filed by Sumner M. Redstone and Viacom Inc. Beneficial ownership of the shares of Hollywood Media common stock is attributed to Sumner M. Redstone, as trustee of a trust that owns 66 2/3% of the issued and outstanding shares of capital stock of National Amusements, Inc. ("NAI"). NAI owns 100% of the outstanding capital stock of NAIRI, Inc., which in turn owns approximately 68% of the voting stock of Viacom Inc. Each of Sumner M. Redstone and Viacom Inc. has shared voting and dispositive power over the shares of Hollywood Media common stock.

(5) John D. Ziegelman, as president of Velocity Asset Management LDC, the investment manager to Velocity Investment Partners Ltd., may be deemed to have beneficial ownership of the shares of Hollywood Media common stock owned by Velocity Investment Partners Ltd.. Mr. Ziegelman disclaims beneficial ownership of these shares.

(6) Irvin Kessler, as fund manager of Deephaven Capital Management LLC, the investment manager to KA Investments LDC, may be deemed to have beneficial ownership of the shares of Hollywood Media common stock owned by KA Investments LDC.

         The selling shareholders have not been employed by, held office in, or had any other material relationship with us or any of our affiliates within the past three years except as described below.


         May 2001 Investments by Viacom Inc., Societe Generale and Velocity Investment Partners Ltd. In May 2001 Hollywood Media raised an aggregate of $7.25 million in cash, consisting of an aggregate $4.25 million investment by Societe Generale and Velocity Investment Partners Ltd., and a $3 million investment by Viacom Inc. consisting of a $1.4 million investment in Hollywood Media and a $1.6 million prepayment of future cash advertising and promotion commitments to Hollywood Media.

         Hollywood Media issued an aggregate of 1,252,787 shares of Hollywood Media's common stock to Societe Generale, Velocity Investment Partners Ltd. and Viacom Inc. at a purchase price of $4.51 per share for a total purchase price of $5.65 million in cash. The purchase price per share represents 105% of the "Market Price" of the common stock, which is defined as the average volume weighted average price for the 20 business days prior to the closing date. The investors also received series A warrants to acquire an aggregate of 614,059 shares of common stock at a price of $6.44 per share (150% of the Market Price at closing). If on each of January 30, 2002 and April 30, 2002, any investor holds at least seventy-five percent of any of the investor's shares of common stock issued to it in the transaction, then the exercise price of the series A warrants will be decreased to $5.37 per share and $4.51 per share, respectively, on such dates. The series A warrants are exercisable by the investors during the five-year period ending on May 1, 2006.

         The investors also received series B adjustment warrants to acquire additional shares of common stock from time to time in amounts in proportion to each of their respective investments. The investors will be entitled to receive additional shares of common stock upon exercise of the series B adjustment warrants for no additional consideration if the "market price" of the common stock as of October 30, 2001, January 30, 2002, April 30, 2002 or July 30, 2002 is less than $5.19 per share. The Series B warrants are exercisable for 15 trading days following the last day of each twenty trading day period beginning on each of these four dates. The "market price" of the common stock under the series B warrants as of any date within each twenty trading day period is defined as the lowest "average price" of the common stock during each twenty day period preceding each such date. The "average price" is defined as the average of the ten lowest closing sale prices of the common stock during each twenty trading day period. The market price will in no event be less than $2.15. The number of shares issuable upon exercise of a series B warrant on the first of these four exercise dates is equal to (1) $5.19 minus the market price, divided by (2) the market price, and multiplied by (3) a number of shares specified in each series B warrant. The number of shares issuable upon exercise of a series B warrant on each of the subsequent three exercise dates is equal to (1) the lower of $5.19 and the lowest market price as of any prior exercise date minus the market price, divided by (2) the market price, and multiplied by (3) a number of shares specified in each series B warrant. The specified number of shares is 310,425 for Viacom Inc., 465,638 for Societe Generale, and 310,425 for Velocity Investment Partners Ltd.

         The series A warrants and series B adjustment warrants issued to each of Societe Generale and Velocity Investment Partners Ltd. prohibit each of them from beneficially owning more than 4.9% of our common stock at any time. The series A warrants and series B adjustment warrants issued to each of the investors contain anti-dilution provisions, which, upon certain specified events, such as certain specified changes in common stock (i.e., dividends or distributions, or a reclassification, subdivision or combination of Hollywood Media's common stock), and certain specified issuances of common stock or convertible securities, require Hollywood Media to adjust the number of shares of common stock of Hollywood Media issuable upon exercise of such warrants, to prevent dilution of the number of shares of common stock of Hollywood Media issuable upon exercise of such warrants.

         In connection with this investment, Viacom also invested an additional $1,600,000 in Hollywood Media as a prepayment of future cash advertising and promotion commitments owing under the Advertising and Promotion Agreement, dated as of January 3, 2000, between Hollywood Media and Viacom. This payment reduces Viacom's annual promotional commitment under the Advertising and Promotion Agreement by $1,500,000 for calendar year 2002 and by $1,500,000 for calendar year 2003.
         In connection with this investment, we entered into registration rights agreements with each of Viacom Inc., Societe Generale and Velocity Investment Partners Ltd. The registration rights agreements require that we register 3,404,226 of the shares of common stock covered by this prospectus. We will prepare and file such amendments and supplements to the registration statement as may be necessary in accordance with the Securities Act, and the rules and regulations promulgated thereunder. We are subject to compensatory payments if we do not fulfill our obligations under the registration rights agreement. For example, in the event that the registration statement for the shares is not filed by the filing deadline set forth in the registration rights agreements, or is not declared effective by the effectiveness deadline set forth in the registration rights agreements, then Hollywood Media shall pay to each such purchaser pro rata based on their relative ownership of registrable securities an amount in cash equal to (i) $84,750 times (ii) the sum of: (A) the number of months (prorated per day for partial months) following the filing deadline that the registration statement is not filed or following the effectiveness deadline that the registration statement is not declared effective by the Commission, as the case may be, plus (B) the number of months (prorated per day for partial months) following the effectiveness deadline that sales cannot be made pursuant to the registration statement after the registration statement has been declared effective for more than 10 days in any 365-day period.

         Viacom Inc. In January 2000, Hollywood Media entered into a strategic, seven-year relationship with Viacom Inc. that provides for extensive promotion of the Hollywood.com and Broadway.com web sites. In connection with our strategic relationship, Viacom Inc. purchased 6,672,031 shares of Hollywood Media's common stock, representing approximately 30% of our outstanding common stock, in exchange for $5,303,030 in cash and $100,000,000 of advertising, promotion, content and advertising sales support over a seven-year term pursuant to an Advertising and Promotion Agreement and a Content Agreement. Hollywood Media also issued to Viacom a Warrant to purchase an additional 1,178,892 shares of our Common Stock for an aggregate exercise price of $10,937,002. Viacom exercised the warrant in full during March 2000. Half of the warrant exercise price was payable in cash and half was payable in additional advertising and promotion under the Advertising and Promotion Agreement during year 2000.

         Hollywood Media also entered into a Content License Agreement, an Investor's Rights Agreement, and a Voting Agreement with Viacom, which contain, among other things, transfer restrictions, standstill provisions, preemptive rights, registration rights and voting rights, some provisions of which are highlighted below.

         o Advertising and Promotion Agreement: Viacom agreed to provide Hollywood Media with an aggregate of $70 million in advertising and promotion of the Hollywood.com and Broadway.com web sites over a seven-year term across its full range of CBS media properties.

         o Content License Agreement: Viacom agreed to provide Hollywood Media with an aggregate of $30 million in value over a seven-year term to be allocated in Hollywood Media's discretion to the license of content, advertising sales or additional advertising and promotion of the Hollywood.com and Broadway.com websites. Hollywood Media receives $4.3 million in value during each of the first six years of the term and $4.2 million in value during the last year of the term.

         o Investor's Rights Agreement: The Investor's Rights Agreement between Hollywood Media and Viacom sets forth various rights and obligations of the parties related to Viacom's ownership of Hollywood Media's common stock, including Viacom's registration rights with respect to the common stock, Hollywood Media's right of first refusal with respect to transfers by Viacom of Hollywood Media's common stock, standstill provisions to which Viacom is bound, and preemptive rights of Viacom with respect to certain issuances of common stock and other securities by Hollywood Media.

                  Registration Rights. Viacom has the right to initiate up to four registrations under the Securities Act of 1933 of the common stock that it acquired from Hollywood Media. The Investor's Rights Agreement contains various restrictions on the timing of such registrations. In addition, Viacom has "piggyback" registration rights allowing it to include the shares of common stock that it acquires from Hollywood Media in registrations of Hollywood Media's common stock initiated by Hollywood Media or other shareholders. The Company will pay all expenses associated with any such registrations other than underwriters' fees or commissions relating to the sale of the common stock.

                  Transfer Restrictions; Right of First Refusal. If Viacom proposes to transfer any shares of common stock during the seven-year period ending on January 3, 2007, other than to certain affiliates or in a bona fide public distribution pursuant to an effective registration statement, Hollywood Media has the right to purchase the shares on the same terms on which Viacom proposes to transfer them to a third party. The Company's right of first refusal will terminate (a) at such time as Mitchell Rubenstein, Hollywood Media's Chairman of the Board and Chief Executive Officer, and Laurie S. Silvers, Hollywood Media's Vice Chairman of the Board and

                  President, have sold more than 60% of the common stock owned by them as of January 3, 2000 or (b) at any time after January 3, 2003 if Viacom owns less than 15% of Hollywood Media's outstanding common stock (other than as a result of transfers by Viacom of at least half of the common stock acquired by it from Hollywood Media).

                  Standstill Provisions. During the seven-year period ending on January 3, 2007, Viacom agrees that, except as contemplated by the Investor's Rights Agreement, it will not, directly or indirectly, do any of the following:

                  (1) acquire or propose to acquire any securities of Hollywood Media if, after giving effect thereto, Viacom and its affiliates beneficially own in excess of 34.8% of Hollywood Media's outstanding common stock;

                  (2) solicit proxies or become a participant in a solicitation of proxies or consents with respect to any securities of Hollywood Media or initiate or encourage the submission of any stockholder proposal or election contest with respect to Hollywood Media;

                  (3) take any action for the purpose of convening a meeting of the shareholders of Hollywood Media or initiate any process to solicit or obtain consents of shareholders in lieu of a meeting;

                  (4) except as may be required by applicable law, make any public announcement or disclosure in respect in respect of any plan, contract or arrangement relating to the acquisition of capital stock of Hollywood Media or a merger, sale of assets or other extraordinary corporate transaction relating to Hollywood Media;

                  (5) deposit capital stock of Hollywood Media into a voting trust or subject capital stock of Hollywood Media to voting agreements, or grant a proxy or power-of-attorney with respect to any capital stock of Hollywood Media to any person not designated by Hollywood Media who is not an officer, director or employee of Viacom or its affiliates;

                  (6) form or in any way participate in a group for the purpose of acquiring, holding, voting or disposing of securities of Hollywood Media; or

                  (7) disclose publicly any intention or arrangement inconsistent with the foregoing or enter into any discussions or understandings with any third party with a view to encouraging any action prohibited with the foregoing.

                  If Hollywood Media's Board of Directors approves or recommends to its shareholders for approval any transaction in which a party (other than Hollywood Media's existing large shareholders) would acquire at least 50% of Hollywood Media's outstanding common stock, then the restrictions described above would not apply during the pendency of the transaction and would cease upon the consummation of the transaction.

                  Preemptive Rights. During the seven-year period ending on January 3, 2007, Viacom has a preemptive right to purchase a pro rata portion of shares of common stock or securities convertible into common stock issued by Hollywood Media. The number of shares that Viacom is entitled to purchase is equal to the total shares to be issued by Hollywood Media multiplied by a percentage determined by dividing the number shares of Hollywood Media common stock then owned by Viacom by the total shares of common stock outstanding. If Viacom elects to exercise this right, it will purchase the shares for cash and otherwise on the same terms as Hollywood Media has agreed to issue the shares. This preemptive right does not apply to certain issuances of shares by Hollywood Media, including issuances in connection with any merger, acquisition or similar transaction by or involving Hollywood Media or issuances to directors, officers, employees, contractors, advisors or consultants of Hollywood Media in the ordinary course of business.

         o Voting Agreement: The Voting Agreement provides that Viacom has the right to nominate for election to Hollywood Media's Board of Directors, a number of individuals equal to the product of Viacom's percentage ownership of Hollywood Media's common stock and the total number of members of the Board of Directors (rounded down to the nearest whole number), and the parties to such agreement agree to vote in favor of such nominees. In addition, as long as the Advertising and Promotion Agreement and the Content Agreement remain in effect, Viacom shall have the right to designate at least one nominee to the Board of Directors.

         KA Investments LDC. In September 1998 Hollywood Media sold an aggregate of 250 shares of its convertible preferred stock for an aggregate purchase price of $2,500,000, all of which have since been converted into shares of common stock. In connection with the private placement, Hollywood Media entered into a Convertible Preferred Stock Purchase Agreement and a Registration Rights Agreement with KA Investments LDC. Hollywood Media was unable to register the underlying shares of common stock issuable to KA Investments within the time period required by the Registration Rights Agreement and was therefore obligated to make payments to KA Investments specified in the Registration Rights Agreement. Hollywood Media satisfied these payment obligations by agreeing to pay KA Investments $75,000 in cash and to issue it 35,000 shares of common stock. The 35,000 shares of common stock were issued on July 5, 2001 and are registered in this prospectus.

                        HOW THE SHARES MAY BE DISTRIBUTED

         The selling shareholders may sell their shares of common stock from time to time in various ways and at various prices. Some of the methods by which the selling shareholders may sell their shares include:

         o ordinary brokerage transactions and transactions in which the broker solicits purchasers;

         o        privately negotiated transactions;

         o block trades in which the broker or dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

         o purchases by a broker or dealer as principal and resale by that broker or dealer for the selling shareholder's account under this prospectus;

         o        sales under Rule 144 rather than by using this prospectus;

         o        a combination of any of these methods of sale; and

         o        any other legally permitted method.

         The applicable sales price may be affected by the type of transaction.

         The selling shareholders may also pledge their shares as collateral for a margin loan under their customer agreements with their brokers. If there is a default by the selling shareholders, the brokers may offer and sell the pledged shares.

         Brokers or dealers may receive commissions or discounts from the selling shareholders (or, if the broker-dealer acts as agent for the purchaser of the shares, from that purchaser) in amounts to be negotiated. These commissions may exceed those customary in the types of transactions involved.

         We cannot estimate at the present time the amount of commissions or discounts, if any, that will be paid by the selling shareholders in connection with sales of the shares.

         The selling shareholders and any broker-dealers or agents that participate with the selling shareholders in sales of the shares may be deemed to be "underwriters" within the meaning of the Securities Act in connection with such sales. In that event, any commissions received by the broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. The selling shareholders have advised us that they have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their securities. There is no underwriter or coordinating broker acting in connection with the proposed sale of shares by the selling shareholders.


         In addition, the selling shareholders may enter into option, derivative, hedging or short transactions with respect to the shares, and any related offers or sales of shares may be made under this prospectus, subject to certain limitations set forth in agreements between the selling shareholders and Hollywood Media. For example, the selling shareholders may:


         o enter into transactions involving short sales of the shares by broker-dealers in the course of hedging the positions they assume with the selling shareholders;
         o sell shares short itself and deliver the shares registered hereby to settle such short sales or to close out stock loans incurred in connection with its short positions;
         o write call options, put options or other derivative instruments (including exchange-traded options or privately negotiated options) with respect to the shares, or which it settles through delivery of the shares;
         o enter into option transactions or other types of transactions that require the selling shareholder to deliver shares to a broker, dealer or other financial institution, who may then resell or transfer the shares under this prospectus; or
         o loan the shares to a broker, dealer or other financial institution, who may sell the loaned shares.

         These option, derivative, hedging and short transactions may require the delivery to a broker, dealer or other financial institution of shares offered under this prospectus, and that broker, dealer or other financial institution may resell those shares under this prospectus.

         Under the securities laws of certain states, the shares may be sold in those states only through registered or licensed broker-dealers. In addition, the shares may not be sold unless the shares have been registered or qualified for sale in the relevant state or unless the shares qualify for an exemption from registration or qualification.

         We have agreed to pay all fees and expenses incident to the registration of the shares, including certain fees and disbursements of counsel to the selling shareholders. We have agreed to indemnify the selling shareholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

         Certain of the selling shareholders have also agreed to indemnify us, our directors, officers, agents and representatives against certain liabilities, including certain liabilities under the Securities Act.

         The selling shareholders and other persons participating in the distribution of the shares offered under this prospectus are subject to the applicable requirements of Regulation M promulgated under the Exchange Act in connection with sales of the shares.

         We have agreed with the selling shareholders to keep the registration statement of which this prospectus is a part effective until all the shares registered under the registration statement have been resold.

                                OUR CAPITAL STOCK

Shares authorized and outstanding


         Our third amended and restated articles of incorporation authorize us to issue up to 100,000,000 shares of common stock, par value $.01 per share, and 1,000,000 shares of preferred stock, par value $.01 per share. As of August 1, 2001, 27,019,522 shares of common stock were outstanding and no shares of preferred stock were outstanding. The transfer agent for our common stock is American Stock Transfer & Trust Company, New York, New York.


Rights of holders of our common stock

         Each share of common stock entitles the holder to one vote on all matters submitted to a vote of the shareholders. The holders of common stock are entitled to receive dividends, when, as and if declared by the Board of Directors in its discretion, from legally available funds. Upon our liquidation or dissolution, the holders of common stock will be entitled to share proportionately in our legally available assets, after all our debts and liabilities and the liquidation preference of any outstanding shares of our preferred stock are paid.

         The common stock has no preemptive rights and no subscription, redemption or conversion privileges. The common stock does not have cumulative voting rights, which means that the holders of a majority of the outstanding shares of common stock voting for the election of directors will be able to elect all members of the Board of Directors. A majority vote will also be sufficient for other actions that require the vote or concurrence of shareholders. All of our outstanding shares of common stock are, and the shares to be sold in this offering will be, when issued and paid for, fully paid and nonassessable.

Preferred stock issuable without approval by holders of our common stock

         Authority of board of directors to issue preferred stock. Without any further vote or action by our shareholders, the Board of Directors has the authority to issue up to 1,000,000 shares of preferred stock in one or more series and to determine the number of shares in a series and the voting powers, preferences and relative rights and restrictions of each series, including the dividend rights and dividend rate, the terms of redemption (including sinking fund provisions), redemption price or prices, the conversion rights, and the liquidation preferences of the shares of each series.

         Effects of issuance of preferred stock on holders of our common stock. The issuance of preferred stock by the Board of Directors could result in a class of securities outstanding that has preferences with respect to voting rights and dividends, and/or in liquidation, over our common stock. These shares may also be convertible into common stock, and then would enjoy all of the rights of common stock. The specific preferential rights of our various current types of preferred stock are described below.

       Previously issued series of preferred stock. We previously designated various series of preferred stock, including Series A, Series B, Series C, Series D-1 and Series D-2. All of the previously issued shares of Series A, Series B, Series C, Series D-1 and Series D-2 Preferred Stock have been converted into shares of our common stock and therefore are no longer outstanding.

         In conjunction with the original issuance of the Series A Preferred Stock, we and certain holders of our common stock (Mitchell Rubenstein, Laurie
S. Silvers, Martin H. Greenberg and Asbury Park Press, Inc.) agreed that one nominee of Tekno Simon, LLC, the holder of the Series A Preferred Stock, would be appointed to the Board of Directors. These shareholders agreed to vote their shares for election of this nominee. The current nominee is Deborah J. Simon, who was first appointed to the Board of Directors in November 1996.

Anti-Takeover provisions

         We have various measures in place that could discourage, delay or prevent a change in control even if the holders of our common stock would prefer a change. These measures include:

         o Power to issue blank check preferred stock. Our Third Amended and Restated Articles of Incorporation authorize the issuance of "blank check" preferred stock with designations, rights and preferences as may be determined from time to time by our Board of Directors.


         o Shareholders' rights plan. In August 1996, we adopted a shareholders' Rights Plan entitling each share of our common stock to certain rights. On October 18, 1999, we amended the shareholders' Rights Plan. Pursuant to the terms of the original shareholders' Rights Plan, the Board of Directors of Hollywood Media declared a dividend of one right for each share of common stock outstanding as of September 4, 1996. Pursuant to the terms of the shareholders' Rights Plan, as amended, each Right now entitles the registered holder to purchase from us one one-thousandth (1/1,000) of a share of a new series of preferred shares, designated as Series E Junior Preferred Stock, at a price of $100.00 per one one-thousandth (1/1,000) of a share, subject to certain adjustments. The description and terms of the Rights and the shareholders' Rights Plan, as amended, are set forth in an Amended and Restated Rights Agreement between Hollywood Media and American

                  Stock Transfer & Trust Company, as Rights Agent, dated as of August 23, 1996. The Series E Junior Preferred Stock is non-redeemable and, unless otherwise provided in connection with the creation of a subsequent series of preferred stock, subordinate to any other series of Hollywood Media's preferred stock. The Series E Junior Preferred Stock may not be issued except upon exercise of Rights. Each share of the Series E Junior Preferred Stock will be entitled to receive when, as and if declared, a quarterly dividend in an amount equal to the greater of $0.001 per share and 1,000 times the cash dividends declared on Hollywood Media's common stock. In addition, the Series E Junior Preferred Stock is entitled to 1,000 times any non-cash dividends (other than dividends payable in equity securities) declared on the common stock, in like kind. In the event of liquidation, the holders of Series E Junior Preferred Stock will be entitled to receive for each share, a liquidation payment in an amount equal to the greater of $1,000 or 1,000 times the payment made per share of common stock. Each share of Series E Junior Preferred Stock will have 1,000 votes, voting together with the common stock. In the event of any merger, consolidation or other transaction in which common stock is exchanged, each share of Series E Junior Preferred Stock will be entitled to receive 1,000 times the amount received per share of common stock. The rights of Series E Junior Preferred Stock as to dividends, liquidation and voting are protected by anti-dilution provisions. Fractions of shares of Series E Junior Preferred Stock (other than fractions that are integral multiples of one one-thousandth (1/1,000) of a share) may, at the election of Hollywood Media, be evidenced by depositary receipts. Hollywood Media may also issue cash in lieu of fractional shares which are not integral multiples of one one-thousandth (1/1,000) of a share. The terms of the amended shareholders' Rights Plan grant Hollywood Media's Board of Directors the option, after any person or group acquires beneficial ownership of 15% or more of the voting stock but before there has been a 50% acquisition, to exchange each then valid Right (which would exclude Rights held by the Acquiring Person (as defined in the Amended and Restated Rights Agreement) that have become void) for that number of shares of Hollywood Media's common stock having a fair market value on the date of such 15% acquisition equal to the excess of (i) the value of the shares of Preferred Stock issuable upon exercise of the Right in the event of such acquisition over (ii) the exercise price of the Right, in each case as adjusted. These rights may cause substantial dilution to a person or group that attempts to acquire us in a manner or on terms not approved by the Board of Directors. The shareholders' Rights Plan is intended to encourage a person interested in acquiring us to negotiate with, and to obtain the approval of, the Board of Directors. The shareholders' Rights Plan, however, may discourage a future acquisition of us, including an acquisition in which our shareholders might otherwise receive a premium for their shares.


         o Florida laws. Florida has enacted legislation that may deter or frustrate takeovers of Florida corporations. We are subject to several anti-takeover provisions under Florida law that apply to public corporations organized under Florida law unless the corporation has elected to opt out of those provisions in its articles of incorporation or its bylaws. We have not elected to opt out of these provisions. The Florida Business Corporation Act prohibits the voting of shares in a publicly held Florida corporation that are acquired in a "control share acquisition" unless the board of directors approves the control share acquisition or the holders of a majority of the corporation's voting shares approve the granting of voting rights to the acquiring party. A "control share acquisition" is defined as an acquisition that immediately thereafter entitles the acquiring party, directly or indirectly, to vote in the election of directors within any of the following ranges of voting power: (i) 1/5 or more but less than 1/3; (ii) 1/3 or more but less than a majority; and
                  (iii) a majority or more. There are some exceptions to the "control share acquisition" rules. The Florida Business Corporation Act also contains an "affiliated transaction" provision that prohibits a publicly held Florida corporation from engaging in a broad range of business combinations or other extraordinary corporate transactions with an "interested shareholder" unless (i) the transaction is approved by a majority of disinterested directors before the person becomes an interested shareholder; (ii) the corporation has not had more than 300 shareholders of record during the past three years; (iii) the interested shareholder has owned at least 80% of the corporation's outstanding voting shares for at least five years; (iv) the interested shareholder is the beneficial owner of at least 90% of the outstanding voting shares (excluding shares acquired directly from the corporation in a transaction not approved by a majority of the disinterested directors); (v) consideration is paid to the holders of the corporation's shares equal to the highest amount per share paid by the interested shareholder for the acquisition of the corporation's shares in the last two years or fair market value, and other specified conditions are met; or (vi) the transaction is approved by the holders of two-thirds of the voting shares other than those owned by the interested shareholder. An "interested shareholder" is defined as a person who, together with affiliates and associates, beneficially owns more than 10% of a company's outstanding voting shares. The Florida Business Corporation Act defines "beneficial ownership" in more detail.

                                  LEGAL OPINION


         Melissa H. Siesel, Associate General Counsel of Hollywood Media, is giving an opinion regarding the validity of the offered shares.


                                     EXPERTS


The audited financial statements incorporated by reference in this prospectus from Hollywood Media's Annual Report on Form 10-K for the year ended December 31, 2000 have been audited by Arthur Andersen LLP, independent certified public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said report.


                       WHERE YOU CAN FIND MORE INFORMATION

         We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission (SEC). You may read and copy any report or document we file at the public reference facilities maintained by the SEC at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. You may also inspect our filings at the regional offices of the SEC located at 7 World Trade Center, Suite 1300, New York, New York 10048, and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. Our SEC filings are also available to the public at the SEC's web site located at http://www.sec.gov.

         Quotations for the prices of our common stock appear on the Nasdaq National Market, and reports, proxy statements and other information about us can also be inspected at the offices of the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006.

         The SEC allows us to "incorporate by reference" some of the documents we file with it into this prospectus, which means that we can disclose important information to you by referring you to those documents. The documents incorporated by reference are considered to be part of this prospectus, and later information that we file with the SEC will automatically update and supersede this incorporated information.


         We incorporate by reference the following filings into this prospectus:


         (a) Our Annual Report on Form 10-K for the fiscal year ended December 31, 2000;

         (b) Our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2001;


         (c) Our Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2001; and

         (d) all other reports filed by the Registrant pursuant to Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, since the end of the fiscal year covered by the Annual Report referred to in (a) above.

         We also incorporate by reference into this prospectus any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended:


         We have filed with the SEC a registration statement on Form S-3 under the Securities Act with respect to the common stock covered by this prospectus. This prospectus, which is a part of the registration statement, does not contain all the information set forth in, or annexed as exhibits to, the registration statement, as permitted by the SEC's rules and regulations. For further information with respect to us and the common stock offered under this prospectus, please refer to the registration statement, including the exhibits. Copies of the registration statement, including exhibits, may be obtained from the SEC's public reference facilities listed above upon payment of the fees prescribed by the SEC, or may be examined without charge at these facilities. Statements concerning any document filed as an exhibit are not necessarily complete and, in each instance, we refer you to the copy of the document filed as an exhibit to the registration statement. You should assume that the information appearing in this prospectus is accurate as of the date of this prospectus only. Our business, financial position and results of operations may have changed since that date.

         We will provide, without charge, to each person to whom a copy of this prospectus is delivered, upon written or oral request, a copy of any or all of the information incorporated by reference in this prospectus. Exhibits to any of the documents, however, will not be provided unless such exhibits are specifically incorporated by reference into such documents. The requests should be addressed to: Investor Relations Department, Hollywood Media Corp., 2255 Glades Road, Suite 237 West, Boca Raton, Florida 33431, telephone number (561) 998-8000.

         Prospective investors should only rely on the information incorporated by reference or provided in this prospectus or any supplement. We have not authorized anyone else to provide prospective investors with different or additional information. This prospectus is not an offer to sell nor is it seeking an offer to by these securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information in this prospectus or any supplement is accurate as of any date other than the date on the front of those documents, regardless of the time of the delivery of this prospectus or any sale of these securities. Our business, financial position and results of operations may have changed since that date.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution.
         -------------------------------------------


         Hollywood Media Corp. estimates that its expenses in connection with this registration statement will be as follows:

         Securities and Exchange Commission registration fee...    $  4,950.94
         Legal fees and expenses...............................      10,000
         Accounting fees and expenses..........................     140,000
         Miscellaneous.........................................       5,000
                                                                    ----------
                  Total........................................    $159,950.94
                                                                    ==========

Item 15. Indemnification of Directors and Officers.
         ------------------------------------------

         Hollywood Media has authority under Section 607.0850 of the Florida Business Corporation Act (the "FBCA") to indemnify its directors and officers to the extent provided for in the FBCA. Hollywood Media's Third Amended and Restated Articles of Incorporation provide that Hollywood Media shall indemnify and may insure its officers and directors to the fullest extent permitted by law. Hollywood Media may from time to time enter into agreements with each of its directors and executive officers wherein it may agree to indemnify each of them to the fullest extent permitted by law.

         The provisions of the FBCA that authorize indemnification do not eliminate the duty of care of a director, and in appropriate circumstances, equitable remedies such as injunctive or other forms of non-monetary relief will remain available under Florida law. In addition, each director will continue to be subject to liability for (a) violations of criminal laws, unless the director had reasonable cause to believe his conduct was lawful or had no reasonable cause to believe his conduct was unlawful, (b) deriving an improper personal benefit from a transaction, (c) voting for or assenting to an unlawful distribution, and (d) willful misconduct or conscious disregard for the best interests of Hollywood Media in a proceeding by or in the right of Hollywood Media to procure a judgment in its favor or in a proceeding by or in the right of a shareholder. The statute does not affect a director's responsibilities under any other law, such as the federal securities laws. The effect of the foregoing is to require Hollywood Media to indemnify the officers and directors of Hollywood Media for any claim arising against such persons in their official capacities if such person acted in good faith and in a manner that he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

         Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling Hollywood Media pursuant to the foregoing provisions, Hollywood Media has been informed that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

         Pursuant to certain registration rights agreements, each of Hollywood Media and certain of the selling shareholders has agreed to indemnify the others and their directors, officers, agents and representatives (and with respect to the indemnification by Hollywood Media, any underwriters) against certain civil liabilities that may be incurred in connection with this offering, including certain liabilities under the Securities Act.

Item 16. Exhibits.
         ---------

Exhibit
Number   Description of Exhibit
------   ----------------------

3.1      Third Amended and Restated Articles of Incorporation(1)

3.2      Bylaws(2)

10.1 Securities Purchase Agreement dated as of April 25, 2001 between Hollywood Media Corp., Societe Generale and Velocity Investment Partners Ltd. (3)

10.2 Registration Rights Agreement dated as of May 1, 2001 between Hollywood Media Corp., Societe Generale and Velocity Investment Partners Ltd. (3)

10.3     "A" Warrant issued to Societe Generale(3)

10.4     "B" Warrant issued to Societe Generale(3)

4.1      Form of Common Stock Certificate(2)

4.2 Rights Agreement dated as of August 23, 1996 between Hollywood Media and American Stock Transfer & Trust Company, as Rights Agent(4)

5.1      Opinion and Consent of Counsel*

23.1     Consent of Arthur Andersen LLP*

23.2 Consent of Counsel (included in the opinion filed as Exhibit 5.1 to this registration statement)

24.1 Power of Attorney (included on signature pages to the registration statement as originally filed)

-----------------------------------------------------------
*  Filed as an exhibit to this Amendment No. 1 to Form S-3.

(1) Incorporated by reference from the exhibit filed with Hollywood Media's Annual Report on Form 10-K for the year ended December 31, 2000.

(2) Incorporated by reference from the exhibit filed with Hollywood Media's Registration Statement on Form SB-2 (No. 33-69294).

(3) Incorporated by reference from the exhibits to Hollywood Media's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2001.

(4) Incorporated by reference from exhibit 1 to Hollywood Media's Current Report on Form 8-K filed on October 20, 1999.

Item 17. Undertakings.
         -------------

         (a) Rule 415 Offering. The undersigned Registrant hereby undertakes to:

                  (1) File, during any period in which it offers or sells securities, a post-effective amendment to this registration statement to:

                           (i) Include any prospectus required by Section
10(a)(3) of the Securities Act.

                           (ii) Reflect in the prospectus any facts or events
which, individually or together, represent a fundamental change in the information in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

                           (iii) Include any additional or changed material
information on the plan of distribution.

                  (2) For determining liability under the Securities Act, treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.

                  (3) File a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.


         (b) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of Hollywood Media pursuant to the foregoing provisions, or otherwise, Hollywood Media has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by Hollywood Media of expenses incurred or paid by a director, officer, or controlling person of Hollywood Media in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, Hollywood Media will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

         (c) Filings Incorporating Subsequent Exchange Act Documents by Reference. The undersigned Company hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of Hollywood Media's annual report pursuant to Section 13(a) or 15(d) of the Exchange Act that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.


         (d) The undersigned Registrant hereby undertakes that:

                  (i) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

                  (ii) For the purposes of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


         Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned thereunto duly authorized, in the City of Boca Raton, State of Florida, on this 28th day of September, 2001.

                                        HOLLYWOOD MEDIA CORP.

                                        By: /s/ Mitchell Rubenstein
                                            ---------------------------
                                            Mitchell Rubenstein
                                            Chairman of the Board and
                                            Chief Executive Officer

         Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed below by the following persons in the capacities and on the dates indicated.

         SIGNATURE                                   TITLE                                     DATE
         ---------                                   -----                                     ----
 /s/ Mitchell Rubenstein                    Chairman of the Board, and                  September 28, 2001
 ------------------------------------       Chief Executive Officer
 Mitchell Rubenstein                        (Principal executive, financial and
                                            accounting officer)

                        *                   Vice Chairman of the Board,                 September 28, 2001
-------------------------------------       President and Secretary
Laurie S. Silvers

                        *                   Chief Executive Officer of                  September 28, 2001
-------------------------------------       Tekno Books and Director
 Dr. Martin H. Greenberg

                        *                   Director                                    September 28, 2001
-------------------------------------
 Harry T. Hoffman


                        *                   Director                                    September 28, 2001
-------------------------------------
Russell I. Pillar


                        *                   Director                                    September 28, 2001
-------------------------------------
 Jules L. Plangere, Jr.


                        *                   Director                                    September 28, 2001
-------------------------------------
Mitchell Semel

*By Mitchell Rubenstein as attorney-in-fact.

                                  EXHIBIT INDEX
                                  -------------

Exhibit
Number   Description of Exhibit
------   ----------------------

5.1      Opinion and Consent of Counsel


23.1     Consent of Arthur Andersen LLP

23.2 Consent of Counsel (included in the opinion filed as Exhibit 5.1 to this registration statement)